Shannon Davis / Michael Volley
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Grupo Financiero Galicia SA
Form 20-F
Filed April 24, 2023
File No. 000-30852
Dear Ms. Shannon Davis and Mr. Michael Volley:
On April 24, 2023, Grupo Financiero Galicia S.A., referred to herein as the “Company”, filed with the United States Securities and Exchange Commission its annual report on Form 20-F, for the fiscal year ended December 31, 2022, referred to herein as the “Annual Report.”
The Company received a letter with comments from the staff of the United States Securities and Exchange Commission on the Annual Report. The following is the Company’s response to the staff’s comments contained in its letter.
B.4 Selected Statistical Information
viii) Loss Experience, page 72

1. We note the material adjustments in the changes in the loss allowance tables on page 72 presented as “Inflation effect”. Please provide us an accounting analysis detailing what these adjustments represent, the specific IFRS guidance that supports the adjustments, where the offsetting amounts are recognized, and how the adjustments were measured. Specifically tell us if the loss allowance is a monetary item under IAS 29 and whether the adjustments represent the restatement of the opening balances. Please revise future filings to explain more clearly what this adjustment represents and provide additional information in your accounting policies to explain why it was recognized.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the “Inflation effect” presented in the referred section of the document represents the restatement of the loss allowance opening balances and movements for the period, to present all figures in the table stated in terms of the measuring unit current at the end of the reporting period. The loss allowance is considered a monetary item in accordance with IAS 29.

IAS 29.7 states that “In a hyperinflationary economy, financial statements, whether they are based on a historical cost approach or a current cost approach, are useful only if they are expressed in terms of the measuring unit current at the end of the reporting period”.

In addition, IAS 29.34 states that “Corresponding figures for the previous reporting period, whether they were based on a historical cost approach or a current cost approach, are restated by applying a general price index so that the comparative financial statements are presented in terms of the measuring unit current at the end of the reporting period”.

Furthermore, the Company respectfully advises the Staff that within section “Presentation of Financial Information” on page 3 and in footnote 1.1.b to the consolidated financial statements, the Company indicates that the information included in the Form 20-F and the consolidated financial statements is expressed in terms of the measuring unit current at the end of the reporting period in accordance with IAS 29. The offsetting amounts are recognized in the Consolidated Statement of Income, under the caption “Loss on net monetary position”.

Finally, the Company respectfully advises the Staff that, in future filings, it will include commentary stating that the information in the tables within Item 4 Information on the company - B. Business Overview - B.4 Selected Statistical Information - viii Loss Experience, is expressed in terms of the measuring unit current at the end of the reporting period in accordance with IAS 29.

2. Please tell us and revise future filings to disclose whether your financial statements are based on a historical cost approach or a current cost approach. Refer to IAS 29.39(b) for guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the consolidated financial statements are based on a historical cost approach in accordance with IAS 29.39(b). The Company will include, in future filings, commentary to clarify this in footnote 1.1.b to the consolidated financial statements.

Note 23 - Deposits, page F-51

3. Please tell us and revise future filings to disclose the information required by Item 1406(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises that, in future filings, it will include within Item 4 Information on the company – B. Business Overview – B.4 Selected Statistical Information – ix) Depositos, the amount of uninsured deposits in accordance with the requirement of Item 1406(e) of Regulation S-K.

We hope that the response adequately addresses the staff’s comment. Please contact us, if you have any comments or questions.
Sincerely,

Diego H. Rivas
Chief Financial Officer
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